FIRST SEACOAST BANCORP, INC.
633 Central Avenue
Dover, NH 03820

November 10, 2022

Via Edgar
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:   First Seacoast Bancorp, Inc.
Registration Statement on Form S-1 (Commission File No. 333-267398)
Request for Acceleration of Effective Date

Dear Sir or Madam:

First Seacoast Bancorp, Inc. hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to November 14, 2022 at 11:00 a.m. EST, or as soon thereafter as is practicable.

Please contact Victor L. Cangelosi, of Luse Gorman, PC ((202) 274-2028), if you have any questions concerning this matter.

Very truly yours,

/s/ James R. Brannen
James R. Brannen
President and Chief Executive Officer